SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

P.E.
6-3-02

Pursuant to Rule 13a-16 or 15d-16
of the Securities and Exchange Act of 1934

for the Month of June 2002

ARYT INDUSTRIES, LTD.
(Translation of Registrant's name into English)

7 Haplada Street, Or Yehuda 60256, Israel
(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No ___

Aryt Industries Ltd. - Quarterly Report

TEL-AVIV, ISRAEL, June 4, 2002 --- Aryt Industries Ltd. (OTC BB: ARYTF) (the "**Company**" or "**Aryt**"), announced its results from operations for the three months period ended March 31, 2002.

Aryt is a holding company, that carries out its operations through its consolidated companies and associated companies wherein Aryt has material influence and which are consolidated or included in its financial statements on the equity basis. These companies are engaged in the defence, technology and medical fields.

In defence, Aryt owns ARYT SYSTEMS LTD. ("**Aryt Systems**") (85%), and its subsidiaries: RESHEF TECHNOLOGIES LTD. ("**Reshef**") (90%), AMCORAM LTD. ("**Amcoram**") (100%) and C.T.S. Ltd., Amcoram's subsidiary ("**CTS**") (51%).

The technological division includes SENSOTECH LTD. ("**Sensotech**") (53%) and SENSOTECH AUTOMOTIVE LTD., Sensotech's subsidiary (100%), OFFICECORE.COM LTD. (45%) ("**Officecore**"), VOICE DIARY LTD. ("**Voice Diary**") (64%) and Sky Dart Ltd. ("**Sky Dart**") (51%).

Aryt's medical activities are carried out through ELSCINTEC SYSTEMS LTD. ("**ElscinTec**") (50%), SYGMED LTD. ("**Sygmed**") (28%) and Aryt Medical Ltd. (100%).

Three of Aryt's subsidiaries: ElscinTec, Sensotech and Voice Diary have depleted their financial resources that are required for the continuation of their activities. Since Aryt has decided to cease its investments in these companies, there are substantial doubts regarding their existence as going on concerns.

Elscintec - the District court of Tel-Aviv has approved ElscinTec's application to halt all proceedings against the company for a period of two months.

Sensotech - the company has depleted all its financial resources and is presently looking for additional funds to enable the continuation of its activities.

Voice-Diary - the company has depleted all its financial resources and is presently looking for additional funds to enable the continuation of its activities.

In the first quarter that ended March 31, 2002, Aryt Systems, Sensotech, Voice-Diary and Sky Dart have been consolidated in the financial statements of Aryt. Elscintec and Aryt Medical were recorded as ceased activity. The remaining companies were included in the financial statements of Aryt on the equity basis.

DEFENCE MARKET

Aryt Systems Ltd. is a public company which shares are traded in the Tel-Aviv Stock exchange. Aryt Systems is engaged through its subsidiaries Reshef and Amcoram in the development, manufacture and sale of military equipment highly reputable in the local market and world wide.

Reshef Technologies Ltd., a private company, engaged in the development, manufacture and sale of electronic fuzes for the military market, and in the manufacture of laser warning systems and computerised firing ranges for Amcoram.

Amcoram Ltd., a private company, which is engaged in the development and sale of computerised firing ranges and simulators for the military market. The systems are intended for indoor and field training and constitute a complete platform for the military training of the individual soldier to a company of infantry or armoured corps. The systems are characterised by the integration of software and hardware designed to client's specifications. All these training systems are developed and maintained by Amcoram according to long term service contracts. Amcoram's products are manufactured in Sderot, Israel, by Amcoram and by Reshef, as a subcontractor.

C.T.S., Ltd., a private company, possessing the rights for military applications of a patented technology utilizing lasers with wireless activation method and receipt of a feedback from the hit target. This patent provides a technological platform for various training systems. The rights to use this patent were purchased from Sky Dart Ltd., an affiliated company. Presently CTS does not have any sales revenues. Currently, a prototype is being built by the company.

TECHNOLOGY

Sensotech Ltd., is a private company engaged in the development, manufacture and sale of intelligent, ultrasonic security sensors based on unique proprietary and patented technology.

Sensotech has developed security sensors intended for the automotive industry ("Accessor"), for the public transportation ("Class"), for elevators ("Sensolift") and for robotics and automatization ("Robosense"), as well as additional products based on Sensotech's unique technology.

In 2001 Sensotech has commenced manufacturing and sale of some of its products.

In August 2000, Sensotech formed a wholly owned subsidiary – Sensotech Automotive Ltd., with the intention to centralise its Accessor's activity, to help locating strategic investors in the automotive industry with its unique characteristics.

In May 2002, Sensotech signed a memorandum of understanding with a Canadian investment company regarding a potential investment in the company. The contemplated transaction involves an investment of US$ 5 million on the basis of pre-money value of US$ 4 million. Sensotech has depleted all its financial resources and presently requires a bridge-loan to continue its activities until it receives funds from an external investor.

Officecore.com, Ltd., is engaged in the development of an internet complete work environment, primarily for the small and medium size businesses, including office applications, customer relations management (CRM) and inventory management. The service is provided via the internet utilizing central server mounted at the service provider. The system enables to increase the number of groups and individual users, providing secured access and privacy.

Presently Officecore does not charge for its services. In order to secure its existence and reduce its dependence on raising additional capital, Officecore now operates as software house for various customers. This activity should provide a permanent positive cash flow securing the ability of Officecore to continue developing its products.

Voice Diary Ltd. is a private company engaged in the development of palm diary activated by voice and intended for users with sight impairment. The company's future depends on its ability to obtain additional orders and on developing a new generation of products, and on its ability to raise the additional funds needed for its continuing operations. However, there are no assurances that the company will succeed to raise the required funds.

Sky Dart Ltd. is a private company owning a patent of technology utilizing lasers with wireless activation method and receipt of a feedback. This patent provides a technological platform for various applications, including an application, in the developing stage, fitted for plaything, activated by remote control. The company has commenced to market applications of the above-mentioned technology.

THE MEDICAL OPERATIONS

Aryt Medical Ltd., is a public company traded in the Tel-Aviv Stock Exchange. In January 2002, Aryt completed its investment in Aryt Medical (previously known as "Pionet Venture Capital Investments Ltd.") whereby Aryt acquired 53% of the outsatanding shares in Aryt Medical.

Aryt Medical is preparing its financial statements according to rules applicable to business in liquidation as from the period ended December 31, 2000.

Sygmed Ltd., is a private company engaged in the development, marketing and sale of medical robotic systems designed for early detection of breast cancer.

The flagship product of the company is the Robolite, a computerized biopsy system that enables the examining physician to guide the biopsy needle to the precise location of the suspected tissue with pinpoint accuracy. The system can be installed on numerous types of mammography machines. The FDA (U.S.) and the CE (Europe) approval have approved the Robolite. Aryt presently owns 28% of Sygmed Ltd.

ElscinTec Systems Ltd. is a private company, engaged in the development manufacture and sale, worldwide, of mammography systems for the detection and diagnostic of breast cancer. ElscinTec Systems is a known brand name. All ElscinTec's products are FDA (U.S.) and CE (Europe) approved.

In April, 2002, the board of directors of the company has resolved to discontinue its operations as a result of its financial condition and its inability to raise the capital required for its operations.

In May, 2002, following an application filed by ElscinTec, the District court of Tel-Aviv has decided to halt all proceeding against the Company for a period of two months, to enable the company to make an arrangement with is creditors and to raise the needed capital.

As of today, the company has not been successful in raising the required investment, and consequently, from the first quarter of 2002, the company changed its accounting policy and began to report as business in liquidation.

FINANCIAL CONDITION

Main Changes in the Company's Consolidated Balance Sheet:

As of March 31, 2002, Aryt's total balance sheet amounted to $28,517 thousand, compared with $32,872 thousand on December 31, 2001.

Current Assets

As of March 31, 2002, current assets amounted to $20,575 thousand, compared with $10,305 thousand on December 31, 2001. The increase in current assets is mainly attributed to the reclassification of fixed investments in marketable securities to current investments. The increase in the inventory by $740 thousand compared to December 31, 2001 is mainly attributed to the purchases and manufacture of products by Reshef in the first quarter intended for sale during the year 2002.

Long Term Investments, Loans and Liabilities

As of March 31, 2001, long term investments, loans and debit balances amounted to $2,266 thousand compared with $12,237 thousand on December 31, 2001. The decrease in the long-term loans is mainly attributed to Aryt's decision to reclassify long-term investments in marketable securities to short-term investments.

Fixed Assets, Net

As of March 31, 2002, net fixed assets amounted to $1,705 thousand, compared with $1,762 thousand on December 31, 2001.

Other Assets and Deferred Expenses, Net

As of March 31, 2002, net other assets amounted to $2,886 thousand, compared with $5,355 thousand on December 31, 2001.

Assets Attributed to Discontinued Operations

As of March 31, 2002, assets attributed to discontinued operations amounted to $1,085 thousand, compared with $3,213 thousand on December 31, 2001. These assets are related to ElscinTec and Aryt Medical.

Current Liabilities

As of March 31, 2002, current liabilities amounted to $11,705 thousand, compared with $7,618 thousand on December 31, 2001. The increase is mainly attributed to short-term bank loans and liabilities to suppliers of Aryt Systems.

Long Term Liabilities and Accrued severance pay

As of March 31, 2002, long-term liabilities amounted to $4,277 thousand, compared with $4,474 thousand on December 31, 2001.

Liabilities Attributed to Discontinued Operations

As of March 31, 2002, liabilities attributed to discontinued operations amounted to $3,585 thousand, compared with $2,090 thousand on December 31, 2001. These liabilities are related to ElscinTec and Aryt Medical.

Equity

As of March 31, 2002, Shareholders' Equity amounted to $8,950 thousand, constituting 31% of the total balance sheet, compared with $18,523 thousand on December 31, 2001, constituting 56% of the total balance sheet. This decrease is attributed to losses incurred during the first quarter of 2002.

CASH FLOW

In the three months period ended March 31, 2002, there was a negative cash flow from current operations amounting to $1,947 thousand compared with $1,273 thousand in the same period last year. The increase of the negative cash flow from current operations is mainly attributed to the increase of the losses from operations compared to the same period last year.

The cash flow from investment activity was positive and amounted to $1,446 thousand, compared with $744 thousands in the same period last year. The increase is mainly attributed to sale of marketable securities.

In the three months period ended March 31, 2002, there was a positive cash flow of $488 thousand from financial activity, compared with a negative cash flow of $196 thousand in the same period last year. The increase is mainly attributed to the receipt of bank loans.

RESULTS OF OPERATIONS

Net Profit (Loss)

In the three months period ended on March 31, 2002 Aryt had a net loss of $9,530 thousand compared with a loss of $2,086 thousand in the same period, last year. The increase in losses is mainly attributed to the discontinued operations of ElscinTec for which Aryt made an allowance for the decrease in value of its investment, and to a write-off of goodwill associated with Voice Diary and Sensotech in the amount of $2,222 thousand, included in "other Expenses".

Operation loss in the three months period ended on March 31, 2002, amounted to $1,848 thousand, compared with $662 thousand in the same period last year.

Sales

The consolidated sales in the three months period ended on March 31, 2001 amounted to $1,081 thousand compared with $1,694 thousand in the same period, last year.

During the three months period ended on March 31, 2001, the aggregate sales of the Aryt's group of companies (including proportionate sales of unconsolidated companies) amounted to $1,733 thousand, compared with $2,077 thousand in the same period, last year.

Research and Development Expenses

Net R&D expenses in the three months period ended on March 31, 2002, amounted to $383 thousand, compared with $149 thousand in the same period, last year. The increase is mainly attributed to the R&D expenses of Amcoram.

Selling and Marketing Expenses

Selling and marketing expenses in the three months period ended March 31, 2002 amounted to $295 thousand compared with $190 thousand in the same period, last year. The increase in selling and marketing expenses is mainly attributed to the expenses of Amcoram and Reshef, due to a strategic decision to expand the marketing efforts of Reshef's fuzez and Amcoram's combat training systems.

G&A Expenses

G&A expenses in the three months period ended March 31, 2002, amounted to $1,217 thousand compared with $812 thousand in the same period, last year. The increase in the G&A expenses is mainly attributed to costs of re-organization and the chairman's salary.

Financing Income / Expenses

Net financing expenses in the three months period ended March 31, 2002, amounted to $209 thousand compared with $928 thousand in the same period, last year, that resulted from losses from marketable securities.

Other Expenses, Net

The Company's other expenses in the three months period ended March 31, 2002, amounted to $2,305 thousand compared with an income of $7 thousand in the same period, last year. The increase in expenses is mainly attributed to a write-off goodwill associated with Voice Diary and Sensotech.

Profit (Loss) Per Share

The loss per one ordinary share of NIS. 1.00 par value in the three months period ended March 31, 2001 was $0.22 compared with a profit of $0.05 in the same period, last year.

The loss from continued operations amounted to $0.10 per share compared with $0.04 in the same period, last year.

Data of Affiliated Companies

Aryt's results from operations is affected by the results of operations of its subsidiaries and affiliated companies.

The following is selected financial data taken from the financial statements of Aryt's subsidiaries and affiliated companies. The data is related to the period in which the companies were included in Aryt.

	SALES (US Dollars in thousands) IN THE 3 MONTHS PERIOD ENDED MARCH 31		NET PROFIT (LOSS) (US Dollars in thousands) IN THE 3 MONTHS PERIOD ENDED MARCH 31	
	2002	2001	2002	2001
Aryt Systems (Proforma) *	911	898	(940)	(816)
Aryt Medical	-	-	(99)	-
Sygmed	120	85	(155)	(140)
Sensotech	123	639	(213)	351
Officecore	157	43	1	(58)
Voice Diary	7	-	(159)	(16)
ElscinTec	415	412	(2,667)	(406)
Sky Dart	-	-	(3)	--
Total	1,733	2,077	(4,235)	(1,085)

(*) Following the sale the Company's shares in Reshef and Amcoram to Aryt Systems, the financial statements of Aryt Systems includes these companies' data as if they were owned by it in the relevant periods excluding the data in respect of discontinued activity.

GENERAL

Pionet Ventures Capital Investments Ltd. - In January 2002, Aryt completed its investment of US$ 1,000,000 in Pionet for 53% of Pionet's outstanding shares following the shares issuance.

Pionet is a company incorporated under the laws of the State of Israel whose shares are traded on the Tel-Aviv Stock Exchange. Since March 2001, Pionet has ceased all its business activities.

Concurrently with this agreement, Aryt, together with others, have signed a share purchase agreement with certain shareholders of Pionet regarding the purchase of 2% of Pionet outstanding shares (following the shares issue to Aryt by Pionet). Aryt's share in this acquisition is less than 1% of Pionet's outstanding shares.

The investment in Pionet constitutes an acquisition of a "shell company".

Following the fact that ElscinTec has entered into financial difficulties and the issuance of a staying of proceedings order by Tel-Aviv District Court, Aryt has abandoned its intention to incorporate the activities of ElscinTec into Aryt Medical.

POST BALANCE SHEET EVENTS

In April 2002, the Board of Directors of ElscinTec has resolved, in view of its financial condition and its inability to raise the required capital, to cease all the operations of the Company.

In May, 2002, the District Court of Tel-Aviv issued a staying of proceeding order, for a period of two months, in order to enable ElscinTec to raise additional capital required to continue its activities and to allow the company to make an arrangement with its creditors.

In April, 2002, Mr. Samuel Bachar was replaced as President of the Aryt by Mr. Yoav Bar-Nes.

SEE ATTACHED TABLES

Contact:
Ran Eckhaus, CFO
Tel: ++ (972)(3) 538-8613
Fax: ++ (972)(3) 533-9223
E-mail: rane@arytltd.com

ARYT INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands

	March 31, 2002	March 31, *) 2001	December 31, *) 2001
	Unaudited	Unaudited	Audited
ASSETS:			
CURRENT ASSETS:			
Cash and cash equivalents	$ 883	$ 1,835	$ 855
Short-term investments	11,859	12,967	1,738
Trade receivables	2,906	1,618	3,076
Other accounts receivable and prepaid expenses	787	3,349	1,236
Inventories	4,140	2,974	3,400
Total current assets	20,575	22,743	10,305
LONG-TERM INVESTMENTS :			
Investments in affiliates	1,303	1,331	1,383
Long-term investments	963	422	10,854
Total long-term investments	2,266	1,753	12,237
MINORITY INDEBTEDNESS	-	(*95	-
PRORETY AND EQUIPMENT, NET	1,705	1,738	1,762
OTHER ASSETS, NET	2,886	5,624	5,355
ASSEST FROM DISCONTINUING OPERATIONS	1,085	3,242	3,213
Total assets	$ 28,517	$ 35,195	$ 32,872
LIABILITIES AND SHAEHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Credit from banks and others	$ 3,979	$ 1,047	$ 2,917
Trade payables	2,134	1,245	1,779
Other accounts payable and accrued expenses	5,592	2,415	2,922
Total current liabilities	11,705	4,707	7,618
LONG-TERM LIABILITIES:			
Convertible debentures	1,273	1,698	1,273
Credit from bank	1,557	2,414	1,798
Other long-term liabilities	892	850	881
Total long-term liabilities	3,722	4,962	3,952
ACCRUED SEVERANCE PAY, NET	555	550	522
LIABILITIES FORM DISCONTINUING OPERATIONS	3,585	2,220	2,090
MINORITHY INTEREST	-	639	167
SHAREHOLDERS' EQUITY	8,950	22,117	18,523
Total liabilities and shareholders' equity	$ 28,517	$ 35,195	$ 32,872

*) Reclassified

ARYT INDUSTRIES LTD.
CONSOLIDATED STATMENS OF OPERATIONS
U.S. Dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2002	*)2001	*) 2000
	Unaudited		Audited
Revenues	$ 1,081	$ 1,694	$ 8,859
Cost of revenues	1,034	1,205	6,970
Gross profit	47	489	1,889
Operating expenses:			
Research and development, net	383	149	965
Sales and marketing	295	190	808
General and administrative	1,217	812	4,104
Total operating expenses	1,895	1,151	5,877
Operating loss	1,848	662	3,988
Financial expenses	209	928	776
Other income (expenses), net	(2,305)	7	(27)
Loss before taxes on income	4,362	1,583	4,791
Taxes on income	-	-	31
Loss before equity in losses of affiliate	4,362	1,583	4,822
Equity in losses of affiliate	74	90	327
Minority interest in income (losses) of a subsidiaries	163	(167)	273
Net loss from continuing operations	4,273	1,840	4,876
Losses from discontinuing operation	5,257	246	794
Net loss	$ 9,530	$ 2,086	$ 5,670
Loss per NIS 1 nominal value of ordinary shares (in dollars):			
Basic loss per share from continuing operations	$ 0.10	$ 0.04	$ 0.03
Basic loss per share from discontinaing operation	$ 0.12	$ 0.01	$ 0.1
Basic loss per share	$ 0.22	$ 0.05	$ 0.13

*) Reclassified

SIGNATURES

Pursuant to the requirements of The Securities Exchange Act of 1934 the Registrant duly caused this report to be signed on its behalf by the undersigned, Thereunto duly authorised.

ARYT INDUSTRIES, LTD.
Registrant

Date: May 02, 2002

By: Ran Eckhaus